328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710
MAG Silver Corp.	June 5, 2009
For Immediate Release	NR#09-16

MAG SILVER PROVIDES EXPLORATION UPDATE FOR SALEMEX AND FOUR OTHER MEXICAN PROPERTIES

Salemex:  2 metres of 4.77 g/t (0.14 opt) gold and 55 g/t (1.6 opt) silver and 0.5 metres of 10 g/t (0.29 opt) gold and 1,735 g/t (50.4 opt) silver

Vancouver, BC…MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG”), announces assay and geological results from initial and ongoing drill programs on five of its 100% owned properties in Mexico.  Salemex, Lagartos SE and Lorena are epithermal vein systems, while Sierra Ramirez and Nuevo Mundo are Carbonate Replacement Deposits.  Significant results are presented in the tables below.  Both Salemex and Lagartos SE will require further drilling to follow up on encouraging gold and silver results.

SALEMEX, CHIHUAHUA:  The property is cut by three major quartz veins ranging from 1 to over 25 metres wide that have seen minor historic mining and prospecting, but no significant drilling.  Eight initial holes were drilled along 2 kilometres of bold vein outcrops at Salemex.  The southernmost hole, SM-02, reported 10 grams per tonne (g/t) (0.29 ounces per ton (opt)) gold; 1,735 g/t (50 opt) silver; 3% lead and 1.6% zinc over 0.5 metre vein width.  Hole SM-08, drilled 240 metres north of SM-02 reported 4.7 g/t (0.14 opt) gold; 55 g/t (1.6 opt) silver; 0.75% lead and 1% zinc over 2 metres. Significantly both of these intercepts are high-grade sulphide zones within a quartz-filled vein and breccia zone that ranges from 8 to over 25 metres wide.  The remaining holes were drilled farther to the north or west and show a northward and downward progression into narrower overall vein width with diminishing gold and silver values contrasted by increasing lead and zinc values in skarn associated with an intrusive body.  The Salemex Project lies about 35 kilometres northwest of Chihuahua City, just west of the Chihuahua-El Paso highway.

SALEMEX	From	To	Width	Gold	Silver	Silver	Lead	Zinc
Drill Hole No.				g/t	g/t	opt	%	%
SLM09-01	NSV
SLM09-02	138.70	139.20	0.50	10.00	1,735	50.4	3.04	1.63
SLM09-03	NSV
SLM09-04	121.20	121.78	0.58	0.26	85	2.5	0.05	0.09
SLM09-04	295.41	295.66	0.25	0.01	386	11.2	0.00	0.01
SLM09-05	NSV
SLM09-06	253.40	253.70	0.28	0.01	94	2.7	15.80	0.47
SLM09-07	NSV
SLM09-08	124.20	126.20	2.00	4.77	55	1.6	0.75	1.00

Note: NSV = no significant value

“We are pleased to see such a strong southward-increasing trend of precious metals values emerging from the first drill holes along this impressive looking vein system” said Dan MacInnis, President of MAG Silver. “The vein disappears under cover just to the southeast of Hole 2, but we can follow vein fragments for another 2 kilometres southward and will focus our next exploration phase in that direction.”

SIERRA RAMIREZ:  Sixteen holes have been drilled on a combination of geological and geophysical targets in the San Acacio and El Pavo areas where the bulk of historic high-grade silver production occurred at Sierra Ramirez, Durango.  Drilling was primarily focused on seeking feeders to the historic limestone-hosted mantos and possible intrusions.  Hole SRPV-05 cut 4,530 g/t (130 opt) silver with 0.86% copper over 1.5 metres at 150 metres depth along the contact between the district’s principal limestone host unit and underlying Jurassic volcanic rocks. Minor additional silver, lead and zinc intercepts were made, but surprisingly fresh and unbroken volcanic rocks were found to underlie the projections of strong, well-mineralized high-angle structures that cut the surface limestones. Magnetic anomalies were found to correspond to the volcanic rocks and no intrusions were cut.  Results are pending from the final 3 holes.

Geological and assay results indicate the Sierra Ramirez mantos were not fed directly from depth and currently potential lateral sources for the extensive high-grade historically mined orebodies are being evaluated.

LAGARTOS SE: Twenty eight holes have been drilled in four principal areas within, and along the projections of major vein systems in the historic Zacatecas District, which has produced over 1 billion ounces of silver.  The major vein systems of the Zacatecas District are comprised by multiple (up to 40) parallel and braided veins many of which experienced multiple stages of mineralization. Many of the vein systems lie within major regional faults that slice across the district from southeast to northwest.  Targeting has used a combination of surface mapping and airborne magnetic-electro-magnetic (AEM) geophysics to project major veins under cover into areas flanking the zones of historic mining, with the goal of finding entire new stretches of virgin mineralized vein.  The Las Majadas-Pajarito Hill zone lies along the southeastern extension of the important northwest-trending Malanoche Vein System, which includes Capstone’s San Roberto Mine. The La Luz, Predelicta and Veta Grande SE target areas lies along the important northwest-trending Veta Grande (Big Vein) which parallels the Malanoche Vein System some 3 kilometres to the north.

Las Majadas-Pajarito Hill Veins: To date, 19 holes have been drilled across a zone approximately 400 metres wide along nearly 1.5 kilometres of strike length to date. Overall results show a progressive northwest thickening of the veins and an increase in lead and zinc sulphide content.   Silver and gold values are highest in the shallower vein intercepts, indicating that further drilling will target the veins at shallow levels.

Drill Hole No.	From	To	Width	Gold g/t	Silver g/t	Silver opt	Lead %	Zinc %
LM08-01	29.00	30.00	1.00	0.01	19	0.54	0.03	0.01
LM08-01	906.00	906.50	0.50	0.39	2		0.00	1.85
LM08-01	906.90	907.35	0.45	0.30	3		0.01	7.24
LM09-02	3.05	4.50	1.45	0.01	21	0.61	0.01	0.02
LM09-03	NSV
LM09-04	112.00	113.00	1.00	0.01	178	5.17	0.05	0.12
LM09-05	60.50	61.30	0.80	1.03	259	7.53	0.37	1.17
LM09-06	NSV
LM09-07	163.20	163.60	0.40	0.10	4		0.11	0.56
LM09-08	132.40	133.50	1.10	0.24	358	10.41	0.13	1.09
LM09-09	140.60	141.10	0.50	0.03	9			0.27
LM09-10	NSV
LM09-11	163.80	164.30	0.50	0.06	239	6.95	0.07	0.15
LM09-11	164.30	165.60	1.30		9		0.00	0.00
LM09-11	165.60	166.10	0.50	0.03	249	7.24	0.13	0.13
LM09-12	27.70	28.00	0.30	0.18	301	8.75	0.18	0.17
LM09-12	169.20	169.40	0.20	0.18	68	1.97	1.15	1.69
LM09-13	149.40	149.70	0.30	1.73	231	6.72	0.78	2.51
LM09-14	39.95	40.45	0.50	0.80	32	0.92	0.45	1.14
LM09-15	NSV
LM09-16	NSV
LM09-17	89.50	90.00	0.50	0.38	65	1.88	0.28	0.50
LM09-17	114.80	115.50	0.70	0.47	75	2.18	0.63	1.24
LM09-17	363.65	364.00	0.65	0.06	7		0.08	1.38
LM09-18	189.10	189.70	0.60	0.42	14	0.42	0.25	0.11
LM09-19	149.90	150.60	0.70	0.09	49	1.42	0.17	0.84

Note: NSV = no significant value

La Luz Area:  The La Luz lies along the alluvium covered north-western projection of the Veta Gande Vein system.  There are no outcrops in the area, so drilling was targeted of projection of the vein system, a linear magnetic anomaly and geomorphological interpretation.  Five holes were drilled, cutting between 100 and 250 metres of alluvium before reaching bedrock.  Hole LL08-01 cut a 15 metre wide structure with pyrite-bearing calcite veinlets that were strongly anomalous in barium and weakly anomalous in copper and zinc.  No significant structures were cut in the remaining holes.   The depth of the alluvium is prohibitive of additional work in this area.

Predelicta: The Predelicta claim lies approximately 4 kilometres southeast of La Luz. The area covers about 500 metres of strike length within the northwestern historically mined portion of the Veta Grande Vein System.  Three to five braided veins marked by workings and dumps cross the claim and 8 holes were drilled beneath the old workings. All holes cut sulphide-bearing quartz and calcite veins between 0.25 and 2.5 metres wide.  Hole PR09-01 reported the best results with 1.77 g/t gold; 137 g/t (4 opt) silver, 0.12% copper; 2.4% lead and 2.2% zinc over 0.45 metres.  The results indicate that the Bonanza zone was eroded away here and no immediate additional work is proposed here.

Veta Grande SE:  The Veta Grande SE target area lies along the alluvium covered south-eastern projection of the Veta Grande Vein System.  Like La Luz, there are no outcrops so drilling was targeted on a south-eastern projection of the principal Veta Grande vein and a coincident linear color anomaly. Alluvium was found to be less than 75 metres thick.  Hole VGSE-01 cut a 30 centimetres quartz-calcite vein that reported 24.3 g/t (0.71 opt) silver and VGSE-02 cut a 50 metre wide zone of profound shearing and brecciation with anomalous zinc values.    Initial indications are that these holes cut the major fault and a stringer vein in the footwall of the principal Veta Grande Vein.  Drilling is slated to begin soon to seek the principal vein slightly farther to the south.

La Lorena:  Lies 35 kilometres north of the famous 1.3 billon ounce silver producing Guanajuato Distict, along the northwest projection of the eastern El Cubo-Villalpando Vein system. Surface alteration and geochemistry at Lorena bear considerable geological resemblance to the area flanking the Fresnillo District where MAG has made its Juanicipio discovery.  Lorena is dominated by a large open pit where an estimated 150,000 tonnes of very pure kaolinite and alunite were produced prior to 1990.  This alteration is developed along a strong NW structural system marked by pervasive silicification with silver-arsenic-mercury anomalies.  Six initial holes drilled from the northeast side of the principal structure, where MAG had obtained surface access for drilling.  All cut narrow veinlets and silicified zones with anomalous gold (50-200 ppb); silver (3-10 ppm); lead (100-300 ppm) and zinc (100-450 ppm) values, but overall results indicate that the principal structure dips southwest and future drilling needs to be done from that side of the system.  Negotiations to get surface access to test this are on-going.

Nuevo Mundo:  Covers 11,762 hectares adjoining the eastern side of Canplats Camino Rojo discovery, southeast of the famous Concepcion del Oro-Penasquito District.  Five short holes were drilled in isolated limestone exposures cut by strong gossan outcrops up to 8 metres wide and 200 metres long, reporting high mercury values. Three of the holes reported anomalous arsenic, mercury, antimony and zinc values.  The majority of Nuevo Mundo is mantled by cover and work is on-going to develop targets in the more poorly exposed parts of this well located property.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The surface rock samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is a vendor of one project, other than Juanicipio, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com)

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio property in Zacatecas State, Mexico. The total contained metals at the Juanicipio property on a 100% project basis in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold and 155 million pounds of lead and 269 million pounds of zinc. The Inferred Resources contain an additional 106 million ounces of silver, 356,000 ounces of gold and 301 million pounds of lead and 498 million pounds of zinc. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE Amex under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

“Dan MacInnis”

CEO & Director

For further information on behalf of MAG Silver Corp. Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the New York Stock Exchange Amex US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note:

Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.htmlhttp://www.sec.gov/EDGAR.